

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2023

Paul B. Prager
Chief Executive Officer
TeraWulf Inc.
9 Federal Street
Easton, Maryland 21601

> **Re: TeraWulf Inc.**
> **Registration Statement on Form S-3**
> **Filed September 29, 2023**
> **File No. 333-274788**

Dear Paul B. Prager:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3

General

1. Please confirm your understanding that we will not be in a position to declare your Form S-3 effective until all outstanding comments regarding your Form 10-K for the fiscal year ended December 31, 2022 have been resolved. In addition, to the extent that any comments related to our review of your Form 10-K apply to disclosure in the Form S-3, please make corresponding revisions to all affected disclosure. Please also confirm that you will include in future Exchange Act filings all applicable disclosures you include, or will include, in your Form S-3 in response to our comments.

Prospectus Summary
Business Overview, page 4

2. Please include an expanded description of your miners disclosing:
   - the types of miners your own;

- the average, mean and range of the ages of your miners;
- the average downtime due to scheduled maintenance and non-scheduled maintenance; and
- the average, mean and range of the energy efficiency of your miners.

3. Please provide a comprehensive breakeven analysis for your bitcoin mining operations that compares the cost to earn/mine one bitcoin with the market value of one mined bitcoin. Your analysis should identify and explain all relevant inputs used in your calculation and the key assumptions used in preparing it. Quantitative tabular disclosure may be helpful. Please also discuss any known trends related to your breakeven analysis as of the most recent practicable date, such as whether your cost of revenue and mining inputs (e.g., electricity costs) have materially increased or decreased in recent periods.

Description of Capital Stock, page 10

4. Please revise this section to provide all information required by Regulation S-K Item 202(c) regarding the warrants overlying the securities offered.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Livingston at 202-551-3448 or David Lin at 202-551-3552 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets